

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 5, 2007

Via U.S. Mail and Facsimile

Mr. Chad Curtis, Chief Executive Officer and President
Magnum D'Or Resources Inc.
1108 W. Valley Boulevard, Suite 6-399
Alhambra, CA 91803

   Re: **Magnum D'Or Resources Inc.**
      Amendment No. 3 to Schedule 14C
      Filed June 11, 2007
      File No. 0-31849

      Form 10-KSB/A for the fiscal year ended September 30, 2006
      Filed May 25, 2007
      File No. 0-31849

      Form 10-QSB/A for the quarter ended December 31, 2006
      Filed May 22, 2007
      File No. 0-31849

Dear Mr. Curtis:

   We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update the financial disclosure throughout the filing. See Item 310(g) of the Regulation S-B.

2.   You include the following disclosure in the Forms 10-KSB and 10-QSB in response to comment 31 of our letter dated March 9, 2007: "The Certifying Officer also has indicated that there were no changes in the Company's internal controls or other factors that could *significantly* affect such controls subsequent to the date of their evaluation, and that there were no corrective actions necessary with regard to any *significant* deficiencies and material weakness." Please revise the disclosure consistent with Item 308 of Regulation S-B. The item requires the disclosure of <u>any</u> changes in the internal controls over financial reporting "that occurred during the small business issuer's last fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has <u>materially</u> affected, or is reasonably likely to <u>materially</u> affect, the small business issuer's internal control over financial reporting." Also ensure adherence to the period requirement of Item 308. In this regard, we note your reference to a date subsequent to the date of evaluation.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry
        A. N. Parker